Exhibit 99.5

ENGLISH TRANSLATION OF DIRECTOR STATEMENT OF IRIS D. BOENINGER VON KRETSCHMANN

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Santiago, August 5, 2016

To:

Shareholders of

Chilectra Américas S.A.

Santa Rosa 76, 8th floor

Santiago

Hand Delivery

Re: Approval of proposal for merger of Chilectra Américas S.A. and Endesa Américas S.A. into Enersis Américas S.A.

Dear Chilectra Américas S.A. Shareholders:

In fulfillment of my obligation under items 5 and 6 of Article 147, Law No. 18,046, the Chilean Companies Act, in accordance with my capacity as director of Chilectra Américas S.A. (“Chilectra Américas”), I hereby inform you of my opinion on the expediency of the transaction detailed below for the interests of Chilectra Américas.

1. GENERAL BACKGROUND

As reported by Chilectra Américas to the Superintendence of Securities and Insurance (“SVS”), stock exchanges and the general public, as a significant event from this past May 6, the Board of Directors of Chilectra Américas resolved to formally begin the merger process by which Enersis Américas S.A. (“Enersis Américas”) would absorb Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas by merger, and the two latter companies would be dissolved without needing to be wound up, with Enersis Américas succeeding them in all their rights and obligations (the “Merger”).

The above was agreed in accordance with the resolutions adopted at the extraordinary shareholders’ meeting of Chilectra S.A. held on December 18, 2015. The estimated terms of the Merger, notwithstanding other terms and conditions that may eventually be agreed at the respective meetings at which the final resolution of the Merger is adopted, are as follows: (i) the Merger would be subject to fulfillment of the following conditions precedent: that the right to withdrawal to potentially be exercised by the shareholders of Enersis Américas, Endesa Américas and Chilectra Américas in connection with the Merger not exceed 10%, 10% and 0.91% respectively; and that the right to withdrawal at Enersis Américas not result in any shareholder exceeding the maximum shareholding limit of 65% in Enersis Américas after formalization of the Merger; (ii) the estimated swap ratio reported at the aforementioned division meetings was 5 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas. However, in response to the proposal for distribution of a possible dividend to the shareholders of Chilectra Américas after the aforementioned Board of Director’s Meeting, a swap ratio of 4 shares of Enersis Américas for each share of Chilectra Américas and 2.8 shares of Enersis Américas for each share of Endesa Américas will be proposed at the meeting at which a decision is made on the Merger; (iii) in a meeting on November 24, 2015, supplemented by a meeting on December 17, 2015, the Board of Directors of Enersis Américas announced its intention to make a takeover bid (“TOB”) for all stock and American Depositary Receipts (“ADRs”) issued by Endesa Américas not belonging to Enersis Américas for a price of $285, and it furthermore announced that the TOB will be subject to approval of the Merger at the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, and to fulfillment, after expiry of the statutory period for exercising the right of withdrawal at both Enersis Américas and Endesa Américas, of the condition of non-exercise of the respective withdrawal rights above a certain number or percentage of shares, as appropriate, and to other terms and conditions which will be detailed in due time when the aforesaid takeover bid is made; (iv) by resolution adopted on November 24, 2015, the chief executive officer of Endesa Chile was given instructions – if and only if the Merger resolutions were not adopted before December 31, 2017 – for negotiation in good faith with Endesa Chile S.A. of the terms of an offset agreement, by virtue of which the tax costs incurred by Endesa Chile as a result of its division and after proper crediting and discounting of any tax benefits or credits obtained by Endesa Américas and Endesa Chile as a result of such division are offset by any tax benefits obtained by Enersis Américas; and (v) the controlling shareholder Enel S.p.A., by the respective letters dated November 25 and December 17, 2015, has stated, firstly, (a) that it considered that the announced swap ratio for the Merger would be in line with the interests of all the shareholders and the companies involved in the reorganization themselves, and therefore it would vote in favor of said merger at the respective extraordinary shareholders’ meeting, provided that there were no significant supervening events before the shareholders’ meeting materially affecting the above swap ratios; and, secondly, (b) if the Merger were approved, it is its intention as controlling shareholder, for a period not less than five years from approval of the merger, to not carry out or propose any corporate reorganization process affecting Enersis Américas other than that to be discussed at the aforementioned extraordinary shareholders’ meeting.

If the Merger were approved, Enersis Américas would acquire all the assets and liabilities of Chilectra Américas and Endesa Américas, succeeding them in all their rights and obligations, and all the shareholders and equity of Chilectra Américas and Endesa Américas would be absorbed into Enersis Américas, and as a consequence of the above Chilectra Américas and Endesa Américas would be dissolved by operation of law.

The Merger is the last stage in a complex corporate reorganization process of the Enersis Group-related companies, which was begun through the division of Enersis S.A., Empresa Nacional de Electricidad S.A. and Chilectra S.A. These divisions were approved in extraordinary shareholders’ meetings held on December 18, 2015 and became effective on March 1, 2016.

2. DESCRIPTION OF EXISTING RELATIONSHIPS WITH THE CORPORATIONS INVOLVED IN THE MERGER

I currently serve as a director of Chilectra Américas, having been elected with the votes of the corporation Enersis Américas, who directly controls 99.09% of Chilectra Américas stock. Enersis Américas is also involved in the Merger process, so consequently I have an interest in this transaction.

In accordance with article 147 of Law 18,046, the Chilean Companies Act, at the Board of Directors’ Meeting held this past May 6, 2016, I formally reiterated the existence of said interest, which was duly communicated to the market through the Significant Event of Chilectra Américas on that same date.

Finally, I declare that I do not hold, directly or indirectly, any stock of Chilectra Américas or its controlling shareholder Enersis Américas.

3. INDEPENDENT APPRAISER REPORT AND EXPERT APPRAISER REPORT

In a judgment dated March 22, 2016, the Honorable Court of Appeals of Santiago determined that this Merger is subject to, in addition to the provisions specifically applicable to this type of transaction, the provisions of Title XVI of Law 18,046, the Chilean Companies Act, relating to Related-Party Transactions (RPT) of the publicly held corporations.

No appeal was lodged against the aforementioned judgment, and the board of directors of Chilectra Américas initiated the procedures for approval of the Merger in accordance with the provisions of the aforesaid Title XVI. For such purposes, at a Board of Directors’ Meeting held this past May 6, it was resolved, inter alia, (i) to announce that the Directors Gianluca Caccialupi, Francesca Romana Napolitano, Mónica Hodor, Iris Boeninger von Kretschmann and Hernán Felipe Errázuriz Correa, due to their election by the votes of the controlling shareholder of Chilectra Américas, have declared they have an interest in the Merger in accordance with Article 147 of Law No. 18,046, the Chilean Companies Act, and consequently they affirmed that they were interested parties; and (ii) to appoint BBVA Asesorías Financieras S.A. as independent appraiser of Chilectra Américas in the Merger transaction, for it to issue a report in accordance with Article 147 of Law No. 18,046, the Chilean Companies Act.

Finally, on May 31, 2016, the Board of Directors resolved to appoint Mr. Emilio Venegas Valenzuela as independent expert appraiser of Chilectra Américas, for him to issue a report on the value of the merging corporations and the respective swap ratio, under the terms and in compliance with the requirements of Articles 156 and 168 of the Chilean Companies Regulations.

The aforementioned independent appraiser report (the “Report”) was received, and a copy thereof was made available to the shareholders at the corporate offices and on the website of Chilectra Américas (www.chilectraamericas.cl).

The report detailed the swap ratio ranges for the merged company of 3.1 – 4.4 shares of Enersis Américas for each share of Chilectra Américas, and 2.4 – 2.8 shares of Enersis Américas for each share of Endesa Américas. We should note that these ranges are the result of calculations that, considering the Business Plans of the corporations involved in the Merger, used base case valuation and contrast methodologies: The base case valuation is understood to be a swap ratio of 3.5 shares of Enersis Américas for each share of Chilectra Américas and 2.6 shares of Enersis Américas for each share of Endesa Américas.

According to the conclusions of the independent appraiser, the potential Merger between Chilectra Américas, Endesa Américas and Enersis Américas would be in the best interest of Chilectra Américas, since Chilectra Américas shareholders would obtain: (a) greater liquidity, due to being merged in a single entity with greater visibility and analyst coverage; (b) majority stakes in assets in which Chilectra Américas currently has a minority stake; and (c) the Merger could generate value for them – a conclusion reached after comparison between the proposed swap, which is within a market range, and the swap estimated from the base case scenario calculated by BBVA Asesorías Financieras S.A. In addition, without resulting in any additional costs for them, the Merger would expand and diversify the asset portfolio of Chilectra Américas with respect to business (distribution, generation and transmission) and geography.

The aforesaid report further concludes that the Merger would also create a single investment and development channel in Latin America (except Chile), which would:

•	Simplify structure;

•	Facilitate asset management;

•	Unify interests by simplifying corporate governance;

•	Allow greater focus for investment in Latin American countries that may have greater growth potential than Chile; and

•	Create joint synergies amounting to USD 327 million by 2019, from lower operating costs, simplification of structures and reduction of external services.

The Expert Appraiser Report prepared by Mr. Emilio Venegas was also received, which is based solely on the information provided by Chilectra Américas management. The analysis includes the historical financial information of the 3 corporations involved in the Merger and their subsidiaries, from the period between January 1, 2013 and June 30, 2016.

With regard to the swap equation, the expert appraiser establishes that Chilectra Américas shareholders should receive 3.94 shares of Enersis Américas for the swap when the merger takes place for each share of Chilectra Américas, and Endesa Américas shareholders should receive 2.58 shares of Enersis Américas for each share of Endesa Américas.

4. OPINION ON THE EXPEDIENCY OF THE MERGER FOR THE INTERESTS OF CHILECTRA AMÉRICAS.

Having reviewed the terms and conditions of the Merger, the content of the aforementioned reports from the independent appraiser and expert appraiser and the other information and background described herein, I can affirm that, in my opinion, the Merger is in the best interest of Chilectra Américas. I base the above on the following considerations:

1) With regard to the corporate structure and asset portfolio: it simplifies corporate structure, eliminating conflicts of interest with respect to investment decisions, growth and financing through the creation of a single entity for investment and development in Latin America; it increases asset portfolio diversification for Chilectra Américas shareholders; and acquisition of majority control of assets and the power to influence decision making.

2) From the standpoint of liquidity and valuation: it increases total liquidity for shareholders through a larger vehicle, i.e., Enersis Américas; and better analyst coverage.

3) Regarding Synergies: attainment of joint synergy amounting to USD 327 million by 2019, from savings in external services, personnel and volume, in addition to those achieved through lower operating costs and simplification of structure.

The Merger also makes it possible to realize the expected benefits of the reorganization analyzed by Chilectra’s board of directors of which I am a member, as described in the minutes dated November 5 and 24, 2015, including, inter alia, the following:

a) The structure by virtue of which Chilectra Américas is involved in its investments abroad as a minority holder together with Enersis Américas and Endesa Américas exposes it to conflicts of interest, since the motivations of the companies in investment, growth and financing matters may not be the same. As a result of the Merger, the aforementioned potential conflicts of interest would be eliminated;

b) The current diversification of Chilectra Américas is obtained through minority positions outside Chile that have no visibility for investors, which could explain Chilectra Américas’ low market valuation. This would be mitigated by the Merger, since Chilectra Américas’ shareholders will receive stock from Enersis Américas, which holds controlling interests in corporations outside Chile; and

c) The problem of liquidity of Chilectra Americas shares is greatly improved by the Merger, since current Chilectra Américas shareholders will receive a more liquid share, basically due to the higher float that Enersis Américas will have.

Lastly, I affirm that I issue this opinion in accordance with my capacity as director of Chilectra Américas and in fulfillment of my legal obligation; it is therefore the responsibility of each shareholder to independently analyze the information pertaining to the Merger and make a decision regarding their involvement and vote at the Extraordinary Shareholders’ Meeting of Chilectra Américas where a resolution on said Merger will be adopted.

Sincerely,

/s/ Iris D. Boeninger von Kretschmann

Director of Chilectra Américas S.A.

This liberal, English translation is provided for the convenience of the reader. In the event of discrepancies the Spanish version will prevail.